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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INCO LIMITED
(Name of Subject Company (Issuer))

COMPANHIA VALE DO RIO DOCE
and
CVRD CANADA INC.
(Names of Filing Persons (Offerors))

Common Shares
(Title of Class of Securities)

CUSIP NO. 453258402

(CUSIP Number of Class of Securities)

Clovis Torres Junior
Companhia Vale do Rio Doce
Av. Graça Aranha 26
Rio de Janeiro, Brazil
(55) 21 3814-4477

Copies to:

William J. Braithwaite Kenneth G. Pogrin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 (416) 869-5500	Jeffrey S. Lewis David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$17,737,464,767.94	$1,897,908.73

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 231,082,041 shares of common stock of Inco Limited ("Inco"), which is the estimated number of outstanding shares of common stock of Inco as of June 16, 2006 assuming full conversion of all outstanding exercisable options, warrants and convertible debentures for shares of common stock and (ii) the tender offer price of Cdn.$86.00 per Share. The Transaction Valuation was converted into U.S. dollars at the rate of U.S.$1.00 = Cdn.$1.1204, which was the rate of exchange reported by the Federal Reserve Bank of New York which appeared on Reuters Screen 1FED at 10:00 a.m. (New York time) on August 10, 2006.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.010700% of the aggregate Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:
453258402

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by CVRD Canada Inc. ("Offeror"), a corporation existing under the laws of Canada and a wholly owned subsidiary of Companhia Vale do Rio Doce ("CVRD"), a corporation existing under the laws of Brazil, to purchase all of the outstanding common shares of Inco Limited ("Inco"), a corporation existing under the laws of Canada, together with associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Inco (together, the "Shares"), and including any Shares that may become issued and outstanding after the date of the Offer (as defined below) but prior to September 28, 2006, or such later date as is set out in a notice of variation of the Offer issued at any time extending the period during which Shares may be deposited into the Offer, upon the conversion or exercise of any securities of Inco (other than SRP Rights) that are convertible or exercisable for Shares, at a purchase price of Cdn. $86.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer and Circular dated August 14, 2006 (the "Offer and Circular") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Offeror and CVRD.

        All information set forth in the Offer and Circular filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1-11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer and Circular, dated August 14, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary advertisement, published August 14, 2006
(a)(1)(G)	Letter to Inco Securityholders dated August 14, 2006
(a)(5)(A)	Press Release issued by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(B)	Picture of web page available at http://www.cvrd.com.br/cvrd_us/cgi/cgilua.exe/sys/start.htm?infoid=1568&sid=274, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(C)	CVRD announcement of press conference webcast dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(D)	CVRD announcement for Canadian-based media dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(E)	CVRD announcement for Canadian-based media dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(F)	Slide presentation of CVRD dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(G)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(H)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(I)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(J)	Slide presentation of CVRD dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(b)	Commitment Letter dated August 14, 2006
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

CUSIP Number:
453258402

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006
COMPANHIA VALE DO RIO DOCE
	By:	/s/ FÁBIO DE OLIVEIRA BARBOSA Name: Fábio de Oliveira Barbosa Title: Chief Financial Officer
	By:	/s/ MURILO PINTO DE OLIVEIRA FERREIRA Name: Murilo Pinto de Oliveira Ferreira Title: Executive Officer
CVRD CANADA INC.
	By:	/s/ GUILHERME PERBOYRE CAVALCANTI Name: Guilherme Perboyre Cavalcanti Title: Chief Financial Officer
	By:	/s/ CLOVIS TORRES JUNIOR Name: Clovis Torres Junior Title: Director

EXHIBIT INDEX

(a)(1)(A)	Offer and Circular, dated August 14, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary advertisement, published August 14, 2006
(a)(1)(G)	Letter to Inco Securityholders dated August 14, 2006
(a)(5)(A)	Press Release issued by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(B)	Picture of web page available at http://www.cvrd.com.br/cvrd_us/cgi/cgilua.exe/sys/start.htm?infoid=1568&sid=274, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(C)	CVRD announcement of press conference webcast dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(D)	CVRD announcement for Canadian-based media dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(E)	CVRD announcement for Canadian-based media dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(F)	Slide presentation of CVRD dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 11, 2006
(a)(5)(G)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(H)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(I)	Transcript of conference call held by CVRD on August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(a)(5)(J)	Slide presentation of CVRD dated August 11, 2006, incorporated by reference to CVRD's filing on Schedule TO on August 14, 2006
(b)	Commitment Letter dated August 14, 2006
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

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EXHIBIT INDEX